+--------+
| FORM 4 |                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                               Washington, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

    Wu Bruno
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

c/o SINA.com
Vicwood Plaza, Rooms 1801-4
18/th/ Floor, 199 Dex Vouex Road
--------------------------------------------------------------------------------
                                   (Street)

Hong Kong Special Administrative Region
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)

People's Republic of China
--------------------------------------------------------------------------------
2.  Issuer Name and Ticker or Trading Symbol  SINA.com (SINA)
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year       November, 2001
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


     X Director    ___ Officer             ___ 10% Owner    ___ Other
    ---
                        (give title below)                       (specify below)

    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

     X  Form filed by one Reporting Person
    ---
    ____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         Indirect
                                                                                                                       ownership in
                                                                                                                         Sun Stone
Ordinary Shares      09/28/2001   J              4,592,944      A        (1)                                I          Media Group
                                                                                                                          Limited
                                                                                                                          (2) (3)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         Indirect
                                                                                                                       ownership in
Ordinary Shares      11/29/2001   J              4,592,944      D        (4)                                I            Sun Stone
                                                                                                                       Media Group
                                                                                                                         Limited
                                                                                                                         (2) (3)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Indirect
                                                                                                                      ownership in
Ordinary Shares      11/29/2001   J              4,883,580      A        (5)          9,476,524             I           Sun Stone
                                                                                                                      Media Group
                                                                                                                        Limited
                                                                                                                        (2) (3)
------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
4(b)(v).


See footnote explanations on next page.

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Security:     ficial
                                                                                (Instr.     ficially         Direct (D)    Owner-
                               --------------------------------------------     5)          Owned            or In-        ship
                               Date     Expira-              Amount or                      at End           direct (1)    (Instr.
                               Exer-    tion         Title   Number of                      of               (Instr. 4)    4)
                               cisable  Date                 Shares                         Month
                                                                                            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

     (1) On September 28, 2001, a company owned by the Reporting Person's spouse acquired 4,592,944 shares in consideration for a 29% ownership interest in Sun Television Cybernetworks Holdings Limited.
     (2) Fastep Limited or its subsidiary, Sun Stone Media Group Limited, may receive up to an additional 3,280,674 shares pursuant to that certain Deed of Undertaking executed by the Reporting Person's spouse on November 29, 2001 if certain performance targets are achieved by Sun Television Cybernetworks Holdings Limited.
     (3) The Reporting Person disclaims beneficial ownership of the reported securities. This filing shall not be deemed an admission that the Reporting Person is for purposes of Section 16 of the Securities and Exchange Act of 1934, as amended, or otherwise, the beneficial owner of the reported securities.
     (4) Best Universe Group Limited, owned 100% by the Reporting Person's spouse, contributed shares to Fastep Limited in consideration for a 49% ownership interest in Fastep Limited. Fastep Limited transferred the shares to its wholly owned subsidiary, Sun Stone Media Group Limited. The Reporting Person continues to hold beneficial ownership of such shares by virtue of his spouse's ownership percentage of Fastep Limited through Best Universe Group Limited.
     (5) Acquired beneficial ownership of shares held by Sun Stone Media Group Limited upon acquisition by Best Universe Group Limited of 49% ownership interest in Fastep Limited. Fastep Limited owns 100% of Sun Stone Media Group Limited. The Reporting Person's spouse owns 100% of Best Universe Group Limited.



          /s/ Bruno Wu                       December 10, 2001
          -------------------------------    -----------------
          **Signature of Reporting Person          Date

       ** Intentional misstatements or omissions of facts constitute Federal
          Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient, see Instruction 6 for procedure.

   Potential persons who are to respond to the collection of information in this form are not required to respond unless the form displays a currently valid OMB number.